Eugene Trowbridge, CCIM

Partner

 ___ ______

Jillian Sidoti, CCIM

Partner

 ___ ______

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

__________

__________

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

October 12, 2018

Via EDGAR

Re:    Cardone Equity Fund V, LLC (the

“Company”)

Amendment No. 4 of Form 1-A

File No. 024-10865

Dear Ms. Gowetski,

Please see the Company’s responses to the staff’s comments in its comment letter to the company dated September 18, 2018. For the ease of your review the staff’s comments followed by the Company’s responses are included below.

Staff Comment:

General

1. We note your response to prior comment 1 and revised disclosure. Please revise your offering circular, including the disclosure on pages 3, 18 and 51, and your operating agreement to clarify that the internal dispute resolution procedure and arbitration provisions exclude claims under the federal securities laws and not only violations.

Company Response:

The Company has amended throughout to read that the dispute resolution procedure and arbitration provisions exclude claims under the federal securities laws.

Staff Comment:

Prior Performance, page 56

2. We note your response to prior comment 3 and the revisions to Table III on page 61. To the extent you intend “Less – cash distributions to investors – from investing cash flow” to mean “from operating cash flow,” please revise to clarify or, alternatively, explain what you mean by “investing cash flow.”

Securities Exchange Commission

Cardone Equity Fund V, LLC

October 12, 2018

Company Response:

The Company has amended this to read “from operating cash flow.”

Thank you for your attention. Please advise when the Company may request qualification.

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

Securities Counsel

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563